Exhibit 99.16

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

October 14, 2010.

3.	Press Release

The Press Release dated October 14, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

The Company announced preliminary production statistics for its second quarter of commercial production ended September 30, 2010 from its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

5.	Full Description of Material Change

“Vancouver, British Columbia - Timmins Gold is pleased to announce preliminary production statistics for its second quarter of commercial production ended September 30, 2010 from its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

A total of 15,680 ounces of gold was sold during the quarter ended September 30 which is a 40% increase over the previous quarter.

SAN FRANCISCO MINE PRELIMINARY PRODUCTION STATISTICS

Quarter ended September 30, 2010
Total Material Moved	Ktonnes	4,734
Ore Mined and Crushed	Ktonnes	1,091

During the 3 month period average daily production from the mine averaged 11,986 metric tonnes, an increase of 19% over the previous quarter.

The strip ratio for the quarter averaged 3.34 to 1. The current life of mine strip ratio is projected at 3.0 to 1.

Average head grade for the quarter was 0.817g/t gold which is in line with expectations.

Metallurgical recoveries are on target to achieve a rate of over 70%.

There were no accidents which resulted in lost time during the quarter.”

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

October 14, 2010.